July 7, 1995


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Judiciary Plaza
Washington, D.C. 20549
ATTN:  Filing Desk

RE:  Northeast Federal Corp.
       CIK 0000863517
       CUSIP 664161106

     Filed By:  Hinckley, Allen & Snyder
       CIK 0000914260

     Amendment No. 5 to Schedule 13D on behalf of The Rhode
     Depositors Economic Protection Corporation ("DEPCO")


Dear Sirs:

    Pursuant to the Commission's EDGAR rules, on behalf of DEPCO, we are filing with you electronically herewith DEPCO's Amendment
No. 5 to Schedule 13D with respect to the Common Stock of Northeast Federal Corp.

    If you have any comments on the materials transmitted herewith, please call Robert D. Emerson at (401) 274-2000.

                                  Very truly yours,

                                  /s/ Robert D. Emerson

                                  Robert D. Emerson

Enclosures

cc  Margaret D. Farrell, Esq.
    John F. McJennett III







                           SCHEDULE 13D







                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           SCHEDULE 13D



             Under the Securities Exchange Act of 1934
                         (Amendment No. 5)



                      Northeast Federal Corp.
                         (Name of Issuer)



                   Common Stock, $.01 Par Value
                  (Title of class of securities)



                             664161106
                          (CUSIP number)



                        Margaret D. Farrell
                     Hinckley, Allen & Snyder
                         1500 Fleet Center
                  Providence, Rhode Island 02903
                          (401) 274-2000
               _____________________________________
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)




                           June 9, 1995
      (Date of Event Which Requires Filing of This Statement)





                        CUSIP NO. 664161106
                        Page 1 of 11 Pages

                           SCHEDULE 13D


    1)   Name of Reporting Person.  The Rhode Island Depositors
Economic Protection Corporation

    2)   Check the Appropriate box if a Member of a Group (See
Instructions)

    (a)
    (b)


    3)   SEC Use Only


    4)   Source of Funds (See Instructions).

    5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e).

    6)   Citizenship or Place of Organization.


Number of     (7) Sole Voting Power            0
Shares Bene-
ficially      (8) Shared Voting Power          0
Owned By
Each Report-  (9) Sole Dispositive Power       0
ing Person
With          (10) Shared Dispositive Power    0


    11)  Aggregate Amount Beneficially Owned by Each Reporting
Person.          0

    12)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions).

    13)  Percent of Class Represented by Amount in Row 9.  0.0%

    14)  Type of Reporting Person (See Instructions).


                        CUSIP NO. 664161106
                        Page 2 of 11 Pages

                           SCHEDULE 13D

    Item 2.   Identity and Background.
    The names of the current directors and executive officers of the Reporting Person and their respective addresses, citizenship, and present principal occupations or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.
    During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Item 3. Source and Amount of Funds or Other Consideration. On June 9, 1995 (the "Closing Date"), Shawmut National
Corporation ("Shawmut") acquired all of the outstanding Common Stock of the Issuer pursuant to that certain Agreement and Plan of Merger between Shawmut and the Issuer dated June 11, 1994 (the


                        CUSIP NO. 664161106
                        Page 3 of 11 Pages

                           SCHEDULE 13D

"Merger Agreement"). As of the Closing Date, the Reporting Person's 800,000 shares of Common Stock of the Issuer was converted into and became exchangeable for 332,000 shares of Shawmut's Common Stock. The Reporting Person previously filed Amendment No. 4 to this Schedule 13D electronically on December 19, 1994 and reported a 5.6% beneficial interest in the Issuer. As a result of the Merger, the Reporting Person's 5.6% beneficial interest in the Common Stock of the Issuer was converted to a .27% beneficial interest in the Common Stock of Shawmut, and the Reporting Person no longer owns any Common Stock of the Issuer.

    Item 4.   Purpose of Transaction.
    As a result of the Merger, as directed in Item 3 above, the Reporting Person no longer owns any Common Stock of the Issuer.
    The Reporting Person has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to certain restrictions set forth in the Stock and Warrant Purchase Agreement dated April 21, 1992 between the Reporting Person and the Issuer (the "Stock Purchase Agreement") and applicable securities laws and regulations, the Reporting Person may (but has no present plan or proposal to) dispose of all or part of its investment in securities of the Issuer. Moreover, it should be noted that under the change-of-control provisions of the Stock


                        CUSIP NO. 664161106
                        Page 4 of 11 Pages

                           SCHEDULE 13D

Purchase Agreement, 45 days after the Closing Date of the Merger, Shawmut must offer to repurchase the Reporting Person's Preferred Stock of the Issuer at the Redemption Price as defined therein.
The Reporting Person's board of directors has not yet considered or acted upon such a repurchase offer.
    The Reporting Person has no plans or proposals which relate to or would result in:
         (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) any material change in the present capitalization or dividend policy of the Issuer;

         (5) any other material change in the Issuer's business or corporate structure;

         (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
    or



                        CUSIP NO. 664161106
                        Page 5 of 11 Pages

                           SCHEDULE 13D

         (9) any action similar to any of those enumerated above;

except that, with respect to (3) above, pursuant to the terms of the Preferred Stock of the Issuer received by the Reporting Person pursuant to the Stock Purchase Agreement, and in accordance with the Merger Agreement, the Reporting Person has the right each year to nominate and elect two persons to the board of directors of the Issuer and has exercised that right with respect to one person, John F. McJennett III, who currently serves as a director of the Issuer.

    Item 5.   Interest in Securities of the Issuer.
    (a) Upon the closing of the Merger on June 9, 1995, the Reporting Person no longer beneficially owned any Common Stock of the Issuer.
    Except as stated herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, is the beneficial owner of, or has the right to acquire, directly or indirectly, shares of Common Stock of the Issuer.
    (b)  Not Applicable.
    (c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto have engaged in any transaction during the past 60 days in


                        CUSIP NO. 664161106
                        Page 6 of 11 Pages

                           SCHEDULE 13D

any shares of the Common Stock of the Issuer, except as disclosed in this Statement.
    (d)  Not applicable.
    (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on June 9, 1995.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    The Stock Purchase Agreement sets forth certain agreements applicable to the Reporting Person with respect to the disposition of the Common Stock of the Issuer and with respect to the Preferred Stock of the Issuer.
    Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.


                        CUSIP NO. 664161106
                        Page 7 of 11 Pages

                           SCHEDULE 13D

                           SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                  THE RHODE ISLAND DEPOSITORS
                                  ECONOMIC PROTECTION CORPORATION


                                  By:/s/ John F. McJennett III

                                     John F. McJennett III,
                                     Executive Director


Dated:  June 29, 1995






                        CUSIP NO. 664161106
                        Page 8 of 11 Pages

                           SCHEDULE 13D


                           SCHEDULE I
                DIRECTORS AND EXECUTIVE OFFICERS
THE RHODE ISLAND DEPOSITORS ECONOMIC PROTECTION CORPORATION ("DEPCO")


1.  The Hon. Lincoln Almond, Director and Chairman

    Business Address:                  State House
                                       Providence, RI  02903

    Principal Occupation:              Governor of the State of
                                       Rhode Island


    Citizenship:                       USA

    Stock Ownership:                   None

2.  David R. Jonson, Director

    Residence Address:                 7 Cypress Drive
                                       Greenville, RI 02828

    Principal Occupation:              Retired (Former CFO of
                                       CVS)

    Citizenship:                       USA

    Stock Ownership:                   None

3.  Judith M. Morse, Director and Treasurer

    Residence Address:                 2 Progress Avenue
                                       East Providence, RI  02914

    Principal Occupation:              Assistant Professor of
                                       Accounting, Providence
                                       College, Providence, RI

    Citizenship:                       USA

    Stock Ownership:                   None


                        CUSIP NO. 664161106
                        Page 9 of 11 Pages

                           SCHEDULE 13D


4.  Edmund V. Marshall, Director

    Residence Address:                 101 Pegwin Drive
                                       East Greenwich, RI  02818

    Principal Occupation:              Retired

    Citizenship:                       USA

    Stock Ownership:                   None

5.  L. Kent Densley, Director and Vice Chairman

    Residence Address:                 31 Riverside Drive
                                       Barrington, RI  02806

    Principal Occupation:              Owner, East Bay TrueValue
                                       Hardware (retail hardware
                                       store), Riverside, RI

    Citizenship:                       USA

    Stock Ownership:                   None

6.  John F. McJennett III, Executive Director and Secretary

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Executive Director of
                                       DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

7.  Peter G. Barton, Investigations Manager/Assistant Secretary

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Investigations
                                       Manager and Assistant
                                       Secretary of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None


                        CUSIP NO. 664161106
                        Page 10 of 11 Pages

                           SCHEDULE 13D


8.  Michael E. Geezil, Controller/Assistant Treasurer

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Controller and Assistant
                                       Treasurer of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None


                        CUSIP NO. 664161106
                        Page 11 of 11 Pages